U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

October 21, 2011

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:           Professionally Managed Portfolios (the “Trust”)
File No.: 333-177342
Brown Advisory Small Companies Fund and
Brown Advisory Small Cap Fundamental Value Fund

Dear Mr. Minore:

Per our conversation on October 18, 2011, enclosed please find two forms of legal opinions in connection with the Trust’s registration statement filed on Form N-14 on October 14, 2011 (the “Form N-14”).

(1)
The first legal opinion is the form of Validity of Shares Opinion which will be issued by Massachusetts local counsel—Sullivan & Worcester LLP.  The final version of this opinion will be filed as Exhibit 11 in a Pre-Effective Amendment to the Form N-14.

(2)
The second legal opinion is the form of Tax Opinion which will be issued by the Trust’s counsel—Paul Hastings LLP.  The final version of this opinion will be filed as Exhibit 12 in a Post-Effective Amendment to the Form N-14.

The Trust respectfully requests that any comments that you may have to these forms of legal opinions be provided concurrently with any comments you intend to make to the Form N-14.  The Trust will then plan on addressing your comments in a subsequent Pre-Effective Amendment filing to the Form N-14.  Per your suggestion, the Trust will plan on including a delaying amendment on its Pre-Effective Amendment filing with the anticipation of requesting acceleration of effectiveness.

If you have any questions or require further information, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP

Enclosures (2)

October __, 2011

The Trustees of
Professionally Managed Portfolios
615 East Michigan Street
Milwaukee, WI   53202

Re:  Brown Advisory Funds

Ladies and Gentlemen:

You have requested our opinion, as your special Massachusetts counsel, as to certain matters of Massachusetts law relating to the organization and shares of Professionally Managed Portfolios, a trust with transferable shares (the “Trust”) established under Massachusetts law pursuant to an Amended and Restated Declaration of Trust dated June 13, 2005, as amended to date (the “Declaration”).  We understand that our opinion is requested in connection with the filing by the Trust with the Securities and Exchange Commission (the “SEC”) of its Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”), relating to the shares of beneficial interest, without par value of the Brown Advisory Small-Cap Fundamental Value Fund (the “Shares”) to be issued to shareholders of the Brown Cardinal Small Companies Fund pursuant to an Agreement and Plan of Reorganization (the “Plan”).

For purposes of rendering the opinions stated herein, we have examined and are familiar with the Declaration, and we have reviewed a draft of the Registration Statement (including the form of the Plan), substantially in the form in which it is to be filed with the SEC, records of the actions taken by yourselves as the Trustees of the Trust to authorize the issuance and sale of the Shares, the By-laws of the Trust, as currently in effect, certificates of officers of the Trust and of public officials as to matters of fact relevant to such opinions, and such other documents and instruments, certified or otherwise identified to our satisfaction, and such questions of law and fact, as we have considered necessary or appropriate for purposes of giving such opinions.  We call to your attention that, in doing so, we have assumed the genuineness of the signatures on, and the authenticity of, all documents furnished to us, and the conformity to the originals of documents submitted to us as copies, which we have not independently verified.

Our opinion in paragraph 1 below with respect to the valid existence of the Trust in Massachusetts is based solely on a certificate to such effect issued by the Secretary of State of Massachusetts.

Based upon and subject to the foregoing, we hereby advise you that, in our opinion, under the laws of Massachusetts:

1.	The Trust is validly existing as a trust with transferable shares of the type commonly called a Massachusetts business trust.

The Trustees of Professionally Managed Portfolios	-3-	October __, 2011

2.
The Trust is authorized to issue an unlimited number of shares of beneficial interest; the Shares have been duly and validly authorized by all requisite action of the Trustees of the Trust, and no action by the shareholders of the Trust is required in such connection.

3.	The Shares, when duly sold, issued and paid for as contemplated by the Registration Statement and the Plan, will be validly and legally issued and nonassessable by the Trust.

This letter expresses our opinions as to the provisions of the Declaration and the laws of Massachusetts applying to business trusts generally, but does not extend to the Massachusetts Securities Act, or to federal securities or other laws.

This opinion is limited to the present laws of The Commonwealth of Massachusetts (as such laws are applied by courts located in Massachusetts) and to the present judicial interpretations thereof and to the facts as they presently exist.  We express no opinion with respect to, or as to the effect of the laws of, any other jurisdiction.

All of the opinions set forth herein are rendered as of the date hereof, and we assume no obligation to update such opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in the law that may hereafter occur.

This opinion letter should be interpreted in accordance with the Legal Opinion Principles of the Committee on Legal Opinions of the American Bar Association’s Section of Business Law, as published in 57 Business Lawyer 882-884 (February 2002).

This opinion is solely for the benefit of the Trust and its shareholders and may not be otherwise quoted or relied upon by any person or entity without our prior express written consent.

We consent to your filing this letter with the SEC as an exhibit to the Amendment, but we do not thereby concede that we come within the class of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

SULLIVAN & WORCESTER LLP

_______ __, 2011	27346.00048

Professionally Managed Portfolios
2020 E. Financial Way, Suite 100
Glendora, CA 91741
Attention:  Elaine Richards, Esq.

Re:
Reorganization of the Brown Advisory Small Companies Fund, a series of Professionally Managed Portfolios, into the Brown Advisory Small-Cap Fundamental Value Fund, a series of Professionally Managed Portfolios

Ladies and Gentlemen:

We have acted as counsel to Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), with respect to its Brown Advisory Small-Cap Fundamental Value Fund (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of the Brown Advisory Small Companies Fund (the “Acquired Fund”), a series of the Trust, in accordance with an Agreement and Plan of Reorganization (the “Plan”) dated as of [   ], 2011.  Pursuant to the Plan, (i) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”); (ii) the assumption by the Acquiring Fund of all liabilities of the Acquired Fund; and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in redemption of all outstanding Acquired Fund Shares and in complete liquidation of the Acquired Fund as provided in the Plan (the “Reorganization”).  This opinion is furnished to you pursuant to section 7.3.4 of the Plan.

Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Plan.  All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

We have acted as counsel to the Trust in connection with the Reorganization.  For the purpose of rendering this opinion, we have examined originals, certified copies or copies otherwise identified to our satisfaction as being true copies of the original of the following documents (including all exhibits and schedules attached thereto):

(a)	the Plan;

(b)	the Registration Statement;

(c)
such other instruments and documents related to the formation, organization and operation of the Acquired Fund and the Acquiring Fund and related to the consummation of the Reorganization and the transactions contemplated thereby as we have deemed necessary or appropriate; and

_______ __, 2011 Page 2

(d)	the certificates attached to this opinion as Exhibit A.

In connection with rendering this opinion, we have with your permission assumed, without any independent investigation or review thereof, the following:

1.
That original documents (including signatures) are authentic; that documents submitted to us as copies conform to the original documents; and that there is (or will be prior to the effective time of the Reorganization) due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof; and

2.
That all representations, warranties and statements made or agreed to by the Acquired Fund, the Acquiring Fund, and the Trust, and their respective management, employees, officers, directors and shareholders thereof in the Plan and the Registration Statement (including the exhibits) and the certificates attached as Exhibit A are true and accurate at all relevant times; and that all covenants contained in such documents are performed without waiver or breach of any material provision thereof.

Based on our examination of the foregoing items and subject to the limitations, qualifications, assumptions and caveats set forth herein, we are of the opinion that for federal income tax purposes:

The transfer of all of the Acquired Fund’s assets in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, followed by the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders and the termination of the Acquired Fund, as described in the Plan, will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be considered a party to a reorganization within the meaning of Section 368(b) of the Code;

No gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes upon (a) the transfer of its assets and liabilities to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities and (b) the distribution by the Acquired Fund to its shareholders of Acquiring Fund Shares received as a result of the Reorganization (Sections 361(a), 354(a) and 357(a) of the Code);

The Acquired Fund’s Shareholders will not recognize gain or loss upon the exchange of their shares of the Acquired Fund for the Acquiring Fund Shares as part of the Reorganization;

No gain or loss will be recognized by the Acquiring Fund upon its receipt of the assets and liabilities of the Acquired Fund in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption by the Acquiring Fund of the Acquired Fund’s liabilities (Section 1032(a) of the Code);

The aggregate tax basis of the Acquiring Fund Shares received by each shareholder of the Acquired Fund will be the same as the tax basis of the shareholder’s Acquired Fund Shares immediately prior to the Reorganization (Section 358(a)(1) of the Code);

_______ __, 2011 Page 3	27346.00048

The federal income tax basis of the Acquiring Fund in the assets of the Acquired Fund received pursuant to the Reorganization will be the same as the federal income tax basis of the assets in the hands of the Acquired Fund immediately before the Reorganization (Section 362(b) of the Code);

The tax holding period for the Acquiring Fund Shares issued to each shareholder of the Acquired Fund in connection with the Reorganization will be determined by including the period for which the shareholder held shares of the Acquired Fund exchanged therefor, provided that the shareholder held such shares of the Acquired Fund as capital assets on the date of the transaction; and

The tax holding period for the Acquiring Fund with respect to the assets and liabilities of the Acquired Fund received in the Reorganization will include the period for which such assets and liabilities were held by the Acquired Fund (Section 1223(2) of the Code).

This opinion does not address the various state, local or foreign tax consequences that may result from the Reorganization.  In addition, no opinion is expressed as to any federal income tax consequence of the Reorganization except as specifically set forth herein, and this opinion may be relied upon with respect to the consequences specifically discussed herein only by the Acquiring Fund and its shareholders and the Acquired Fund and its shareholders, and not by any other person or entity.

This opinion addresses only the tax consequences of the Reorganization expressly described above and does not address any tax consequence that might result to a shareholder due to its particular circumstances, such as shareholders who are dealers in securities or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

No opinion is expressed as to any transaction other than the Reorganization as described in the Plan or to any other transaction, including the Reorganization, if all the transactions described in the Plan are not consummated in accordance with the terms of the Plan and without waiver of any material provision thereof.  To the extent any of the representations, warranties, statements and assumptions material to our opinion and upon which we have relied are not complete, correct, true and accurate in all material respects at all relevant times, our opinion would be adversely affected and should not be relied upon.

This opinion is not binding on the Internal Revenue Service or the courts.  The conclusions are based on the Code, existing judicial decisions, administrative regulations and published rulings in effect as of the date that this opinion is dated.  No assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein.  Furthermore, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

Chapter 644 of the Laws of New York, 2008, amended Article 5, Title 15 of the New York General Obligations Law, Sections 5-1501 et seq. (the “Power of Attorney Law”), effective September 1, 2009.   As amended, the Power of Attorney Law, among other things, specifies the requirements for the effectiveness of powers of attorney executed by individuals in the State of New York, and further provides that the execution of a power of attorney by a principal revokes all prior powers of attorney executed by such principal.  Accordingly, we express no opinion as to the effect of the Power of Attorney Law on any of the opinions expressed herein, or as to the Power of Attorney Law’s applicability to, or effect on, any documents referenced herein or related to the Reorganization or the transactions contemplated thereby.

_______ __, 2011 Page 4	27346.00048

This opinion has been delivered to you for the purposes set forth in section 7.3.4 of the Plan and may not be distributed or otherwise made available to any other person or entity without our prior written consent.

As required by U.S. Treasury Regulations governing tax practice, you are hereby advised that any written tax advice contained herein was not written or intended to be used (and cannot be used) by any taxpayer for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code.

Very truly yours,

***** D R AF T *****

PAUL HASTINGS LLP

LEGAL_US_E # 95310619.2